 Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	October 18, 2010

Re:         B.O.S. Better Online Solutions Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-14184

Ladies and Gentlemen:

On behalf of BOS Better Online Solutions Ltd., an Israeli corporation (“BOS” or the “Company”), we have set forth below the Company’s response to a comment letter, dated September 13, 2010 (the “Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.  The Staff’s comment has been reproduced (in bold) below and is immediately followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2.  Significant  Accounting Policies

Accounting for share-based compensation, page F-24

1.  We note your disclosure that the expected term of your options is determined based on the simplified method permitted by SAB 107 and extended by SAB 110, and that the Company uses this method as adequate historical experience is not available to provide a reasonable estimate.  Please explain why you believe you do not have adequate historical experience to provide a reasonable estimate of the average term of your options.

According to Question 6 of Staff Accounting Bulletin No. 110 ("SAB 110"), if a company concludes that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term, it can use the simplified method on  "plain vanilla" options.  One of the examples in SAB 110 for situations in which the staff believes that it may be appropriate to use this simplified method is  when a company had significant structural changes in its business such that its historical exercise data may no longer provide a reasonable basis upon which to estimate expected term. The Company believes that it does not have adequate historical experience to provide a reasonable basis upon which to estimate expected term because of significant structural changes in its business during the past few years, as described below:

BOS became a public company in 1997. During the years 1997 – 2008 BOS has totally changed its entire business, replaced all of its employees, directors, chairman and replaced five CEO's and a president. The major business in the years 1997 to 2000 was software solutions, which were designated for the IBM AS400 computers (the "Bosanova business").

Based on the business assumption that the Bosanova business will cease gradually, which actually occurred, the Company entered, in  2000,  into a new market and during the years 2000-2005 invested major efforts and resources in developing a Voice Over Internet Protocol (VOIP) activity. Due to extensive losses, the Company sold the VOIP business at the end of 2005.

In the years 2005-2008, the Company made three major acquisitions in two new segments, as described below, which changed the Company's entire business.

On November 18, 2004 the Company entered into a new business of electronic components distribution, through the purchasing of BOS Odem Ltd. (formerly Odem Electronic Technology 1992 Ltd.) ("BOS Odem").  In order to expand the business of electronic components distribution, BOS purchased on November 21, 2007 Summit Radio Corp. ("Summit"), a New Jersey based company. Summit's acquisition increased the Company’s electronic component revenues by 44% in 2008.

In March 2008, the Company’s subsidiary, Dimex Solutions Ltd. and its subsidiary, Dimex Hagalil Projects (2008) Ltd., purchased the assets and activities of Dimex Systems Ltd., which was an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and barcode technology. The RFID segment was 24% and 31% out of the Company's total revenues in 2008 and 2009, respectively.

In addition, the Company believes that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term. The reason is that   to date, out of 761,729 options the Company has granted  during 2004 and until 2009, only 36,569 options were exercised, as described in the following table:

Year	Granted	Exercised	Number of employees which exercised
2004	18,500	-	-
2005	21,400	5,017	6
2006	107,048	14,452	15
2007	230,620	4,000	5
2008	119,500	534	1
2009	264,661	12,566	1
Total	761,729	36,569	28

In light of the foregoing, the Company believes that it was appropriate for it to determine the expected term of its options using the simplified method permitted by SAB107 and extended by SAB110.

On behalf of the Company, we acknowledge that:

m           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

m           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

m           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned (Tel:  212-841-0700; Fax: 212-262-5152; e-mail:  bbrodrick@phillipsnizer.com).

Very truly yours, /s/ Brian Brodrick